UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

VidAngel, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “might,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

General

VidAngel exists to help you make entertainment good for your home. We do this by a) creating tools that make it simple for you, the user, to skip or mute the parts in popular movies and TV shows that you find unacceptable, and b) developing a system that collects & analyzes data around the unacceptable parts, so creators have the information they need to make better content, more suited to their audience.

History

 In 2013, four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, founded VidAngel, Inc. (“we,” “us,” “our,” “our Company”, or “the Company”), an audiovisual content filtering company that gives viewers the choice to remove objectionable content, such as violence, sex, nudity, and/or language, from movies and television programs streamed to them. The Harmon brothers, as fathers of children aged newborn to ten, were searching for a better way to watch quality content with their kids. They founded the Company to give their own families, and everyone else, greater personal choice in the movies and television programs they watch at home. Today, we are the leading filtering company with applications available on all major distribution platforms. The potential demand for our service is significant.

We were formed as a Utah limited liability company on October 22, 2013, pursuant to a Certificate of Formation filed with the State of Utah’s Department of Commerce and that certain Operating Agreement of the Company, dated December 13, 2013, by and among us and our members.  Subsequently, the Company was converted into VidAngel, Inc. a Delaware corporation, on February 12, 2014, pursuant to Articles of Conversion we filed with the State of Utah’s Department of Commerce.

Bankruptcy Proceedings

On October 18, 2017, the Petition Date, VidAngel, Inc., or the Debtor, filed a voluntary petition for relief, or the Bankruptcy Filing, under chapter 11, title 11 of the United States Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court, case number 17-29073. We continue to operate the business as a “debtor in possession” in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

The Bankruptcy Filing is intended to allow us the opportunity to reorganize, to further monetize our newly developed intellectual property and businesses, and to resolve legacy liabilities. Our goal is to develop and implement a reorganization plan that meets the standards for confirmation under the Bankruptcy Code. VidAngel filed a proposed Plan of Reorganization, or the Plan, with the Bankruptcy Court on January 4, 2019. As of the date of this report, the Plan is still pending solicitation to creditors and confirmation by the Bankruptcy Court. The Plan remains subject to material modification. The confirmation of a reorganization plan could materially alter the classifications and amounts of VidAngel’s liabilities, equity interests, and assets reported in our financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be altered by a reorganization plan, or to the effect of any operational changes that may be implemented.

Operation and Implication of the Bankruptcy Filing

Under Section 362 of the Bankruptcy Code, the Bankruptcy Filing automatically stayed all actions against us. As a result of the Bankruptcy Filing, the realization of assets and the satisfaction of liabilities are subject to uncertainty. The Debtor, operating as debtor in possession under the Bankruptcy Code, may, subject to approval of the Bankruptcy Court, sell or otherwise dispose of assets and liquidate or compromise liabilities out of the ordinary course of business for amounts other than those reflected in the financial statements. Further, a confirmed reorganization plan or other arrangement could materially alter the classifications and amounts of VidAngel’s liabilities, equity interests, and assets reported in our financial statements.

Subsequent to the Petition Date, we received approval, but not direction, from the Bankruptcy Court to pay or otherwise honor certain pre-petition obligations generally designed to stabilize our existing business operations. These obligations are mostly related to certain employee wages, salaries and benefits, certain customer obligations, and the payment of vendors and other providers in the ordinary course for goods and services. We have retained, pursuant to Bankruptcy Court approval, legal and financial professionals to advise us in connection with our Bankruptcy Filing, other litigations, and corporate affairs, and certain other professionals to provide services and advice in the ordinary course of business. From time to time, we may seek Bankruptcy Court approval to retain additional professionals.

On November 9, 2018, the Bankruptcy Court granted relief from the automatic stay under Section 362 of the Bankruptcy Code permitting the Disney Litigation to resume for the sole purpose of determining the amount, if any, of the plaintiffs’ claims. For more information related to this, see “Legal Proceedings—Disney Litigation and the Preliminary Injunction.”

Reorganization Plan

We must obtain the Bankruptcy Court’s approval of a reorganization plan, which will enable us to emerge from chapter 11 as a reorganized entity operating in the ordinary course of business outside of bankruptcy. In connection with a reorganization plan, we may require new credit facilities, or “exit financing.” Our ability to obtain such approval and exit financing will depend on, among other things, financial performance, outcomes of various legal proceedings, and the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A reorganization plan determines the rights of various creditors and security holders with respect to their claims against and interests in the Debtor, and is subject to the ultimate outcome of negotiations, legal proceedings, other events, and Bankruptcy Court decisions. VidAngel filed its proposed Plan with the Bankruptcy Court on January 4, 2019. That Plan is still pending solicitation to creditors and confirmation by the Bankruptcy Court. The Plan remains subject to material modification.

Current Operations

Our remote filtering and Remote Media Ownership Management, or RMOM, services, also referred to as the Disc-Based Service, are currently suspended due to a temporary preliminary injunction, or the PI, issued December 12, 2016, by the United States District Court for the Central District of California, or the California Court, in an action brought by Disney Enterprises, Inc. and several other content owners, collectively the Plaintiffs, or the Disney Litigation. We are currently operating by offering a revised version of our remote filtering system, the Stream-Based Service, producing our own original content, consulting with content creators, maintaining engagement with our existing users, conducting research and development to create new intellectual property, devising new methods to monetize existing intellectual property, and defending against the Disney Litigation. See “Suspended Operations” and “Legal Proceedings—Disney Litigation and the Preliminary Injunction.”

The New VidAngel Service

On June 13, 2017, we launched a new version of VidAngel’s service. The New service allows a user to automatically skip or mute the distasteful parts of content available on Licensed Streaming Services, or LSSs, such as Amazon Video, Amazon Prime, Netflix, and HBO. We refer to the new system as the Stream-Based Service. We charge a monthly subscription fee of $1.99 - $9.99 for the Stream-Based Service, following a 30-day free trial. The subscription gives a user the ability to link their account with supported LSS’s and view the content available from a given LSS with the aid of our automated remote-control actions.

The Stream-Based Service requires a user to have a valid account with a LSS. This is typically done by signing up for a recurring monthly subscription with the LSS. The user is then able to connect their LSS account to a VidAngel account, after which they are able to stream content available from the LSS account while activating our automated remote-control features to skip or mute portions of the content the user does not wish to view or hear.

Our Stream-Based Service is layered on top of a user’s access to the existing services of an LSS and is not endorsed by any LSS. As a result, the Stream-Based Service is dependent upon access to data and functionality available from the LSS, without which it could become difficult to offer the level of experience necessary to grow, or maintain, our current customer base.

Original Content

We announced the “VidAngel Studios” concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from creators interested in helping us produce original content.

We have received hundreds of inquiries and applications to partner on some very interesting projects. As of the date of this filing, we have produced and filmed over 200 original comedy specials from various up-and-coming comedians. We launched our first theatrical release, “Tim Timmerman, Hope of America,” and held the largest film premiere in Utah history for it. It finished second, in per theater average, for its opening weekend. We have also licensed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We believe that the large amount of filtering data gathered over the last few years has given us unique insight into the type of content our users want to view. Armed with this information, we believe that we can produce the type of content that our users are seeking, without compromising the quality of the content. We ultimately envision a system that enables us to produce an array of family-friendly content guided by audience feedback.

Are we changing our mission? - No, our mission remains the same. Our plan has always been to create the best filtering service in the world, attract a large audience of like-minded people, and build the best possible family-friendly streaming platform. We do not envision that our content will replace all the great Hollywood content currently available, or that will be available in the future. When we started the Company in 2013, we knew that the same people who wanted to filter existing content would likely also want additional sources of family-friendly content. We always hoped that eventually we would become large enough that we could help create some of that content. That day has arrived, and we are so excited for what the future will bring.

VidAngel Studios

In late November 2017, VidAngel Studios announced what we hope will become the first of many unique opportunities to produce original content overlooked by big Hollywood Studios. VidAngel Studios was created to provide artists and creators a distribution and marketing platform for content that might otherwise be ignored by Hollywood. We are currently forming a registered broker-dealer to assist artists with fundraising, and have submitted our application to the Financial Industry Regulatory Authority, or FINRA. Having the experience of personally navigating a Tier 2 Regulation A+ offering, we believe there is untapped potential to fund original content and are developing a complete platform for artists to use to create, fund, market, and distribute their content. We built many of the necessary tools for our own offering back in 2016, and with the necessary regulatory approvals, will be uniquely positioned to leverage our experience and technical capability to simplify the fundraising process for many creators while achieving our goal of delivering the best content to our users.

User Base

We believe that users of the Disc-Based Service are actively watching and waiting for news about the outcome of the Disney Litigation and the future of our services. In the event of a favorable outcome on appeal, we believe they would resume using our services. We continue to keep them updated on the status of the legal battle, as well as any news concerning the possible restoration of our services. If we are able to restore our services, we believe they provide us with a significant market advantage over our current, or would be, competitors for future revenue growth.

The cost to acquire users is high, and any new services that enter the marketplace would likely be faced with a similarly high Cost Per Acquisition, or CPA. Our existing user base provides us with a distinct advantage in the event we receive a favorable outcome on the legal merits on appeal or if the courts declare that our alternative service is not a copyright infringement as alleged by the Plaintiffs in the Disney Litigation.

Marketing and Advertising

We utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential users. We also rely extensively on word-of-mouth advertising and in the past have relied on the marketing services of Harmon Brothers LLC, or HB, which offers Internet-based and multi-media promotional and marketing services, including the design, implementation and execution of promotional and Web-based advertising campaigns. Our relationship with Harmon Brothers LLC, or HB, was severed officially on September 25, 2018. We are currently using our own internal marketing team for our promotional and web-based advertising campaigns. See “Interest of Management and Others in Certain Transactions—Affiliated Transactions.”

Our Intellectual Property

We have three registered trademarks, “VIDANGEL”, “DRY BAR”, and “DRY BAR COMEDY” and six unregistered trademarks, “VidMap,” “VidTag,” “watch however the BLEEP you want,” “watch movies however the BLEEP they want,” “watch movies & TV however the BLEEP you want,” and “make entertainment good for your home.”

In addition, we, in conjunction with our Dry Bar Comedy line of business, have produced and filmed well over 100 stand-up comedy episodes. We are the copyright owner of the episodes produced through our Dry Bar Comedy line of business, although we do not have any copyright interest in the underlying performances.

We also own numerous Internet domain sites and websites, including: www.vidangel.com; www.vidangle.com; www.viddevil.com; www.stopjarjar.com; www.cleantube.com; www.kleentube.com; www.drybarcomedy.com; and familynightout.tv.

As of December 31, 2018, we had been issued a U.S. patent for seamless streaming and filtering, filed March 31, 2015, with an expiration date of March 30, 2035. Our patent and any pending patents are discussed in further depth below.

Patents

Seamless streaming and filtering.
We currently own a patent for a seamless streaming and filtering (the “Streaming and Filter Solution”) method and system (U.S Patent Application. No. 14/674,364, filed March 31, 2015; U.S. Patent No. 9,363,561 issued June 7, 2016), and are currently applying for registration in the European Community and in certain Asian countries, including the People’s Republic of China. The Streaming and Filtering Solution is designed to smoothly filter content streamed over HTTP Live Streaming, or HLS. HLS streams content, e.g. movies, by dividing the content into a series of short media segment files. The client requests each of the media segment files identified by the HLS index file, and the server transmits each media segment file upon the client’s request. The Streaming and Filtering Solution generates a content map for a movie, the content map identifies all parts of a movie with filterable content (e.g. vulgarity, sex/nudity, violence, etc.). The content map generates categories and subcategories of filterable elements (e.g. Vulgarity (category): “f---“(subcategory)). The content map may be generated in a variety of ways, e.g. by a human who watches a movie and documents the characteristics of filterable elements in the movie; through a community or crowd-based approach; programmatically; or in any other way by which filterable elements may be identified. For example, the content map may identify time periods during the movie which may be filtered for language, e.g., the word “sh—“at the minute:second marker 45:39.5-45:40. A content map entry may include identification of the temporal (e.g. minute markers during the movie), spatial (e.g., area of display to be cut, cropped, kept, blurred, or otherwise filtered), and audible (e.g. channels or other content aspects containing filterable content) dimensions of filterable content in the movie (or other type of content), or other characteristics of a particular filterable element. The user selects its own preferences, which may be based on a particular user or person, the physical location to which content is being streamed, or any other criteria for determining how to filter content. For example, preferences may indicate that the word “f---“ should be entirely muted, but that, for the word “crap”, the volume should be merely turned down halfway. The Streaming and Filtering Solution dynamically generates a media segment file as directed by the user’s preferences, and the file is then transmitted to the client without ever placing the filtered media segment file in fixed storage. Generating a filtered media segment may comprise omitting an entire segment, omitting one or more chronological segments of the media segment file, completely muting all audio, partially turning down all sound, muting only one or more of all of the audio channels, turning down the sound on one or more of the audio channels, turning up the sound on one or more audio channels, cropping the video, blurring all or part of the video, replacing all or part of the video, or any other audio, visual, or other effect or manipulation known in the art.

Curating Filters for Audiovisual Content.
We own a patent application for curating filters for audiovisual content, or Filter Curation Platform, method and system (U.S. Patent Application No. 14/621972 filed February 13, 2015. The Filter Curation Platform enables users to curate and access custom filters to adapt the playback of audiovisual content. The Filter Curation Platform may enable users (i.e. video viewers, video taggers, video reviewers, and video publishers), which have different roles, to create one or more video tags for a movie, and thereby create a full or partial video map for the movie. A video tag is a short description of a segment/clip of a multimedia file. A video tag includes a type, start time, end time, and a category. Examples of video tag categories may include positive and negative categories, such as action, dramatic, scary, alcohol/drugs, profane/crude language, sex/nudity, and violence, among other categories.  A video tagger may create video maps for audiovisual content. A video reviewer is a user who may review video maps for mistakes, make corrections, and provide feedback on the video maps created by video taggers. A video publisher is a user who may prepare, finalize, and publish video maps to a multimedia portal. Multiple video taggers may tag the same portions of a movie, and a video reviewer may access the video maps from multiple video taggers. The process may be iterative in many ways, so that multiple video taggers, video reviewers and video publishers may prepare, review, edit and pass among each other video maps in various orders and workflows. Once the video map has been published, the video viewer, via a media player interface may define filters using a video map of the movie. The video viewer may customize the filter to display (or make audible) some categories or specific segments of filterable content, but not others. Video maps may receive scores from video users, such as receiving one halo for poor quality and up to five haloes for excellent quality. In some cases, video taggers, video reviewers, and video publishers may receive cash consideration for their services.

Apparatus, System, and Method for Remote Media Ownership Management.
We also own a patent application for a remote media ownership management, or RMOM, apparatus, system and method (US. Patent Application No. 11/608165) filed December 7, 2006. The RMOM is an apparatus, system and method that allows a consumer to deposit Physical Media Units, or PMUs or Content, such as music CDs or movies, with the RMOM’s transfer facility, where such a deposit is listed on an ownership register, in exchange for the user’s ability to access their Content remotely.  Users are able not only to access the Content they have physically deposited with RMOM, but are also able to buy and sell Content to and from other users by means of the RMOM’s trading system. The RMOM can collect monetary commissions for the operator and applicable taxes. The RMOM may further comprise a media verification component configured to identify damaged incoming Content as an acceptable representation of ownership of the Content. For example, a music CD with scratches such that the media on the music CD is not playable with the standard CD player may nevertheless clearly be a genuine copy of the music CD. In the example, depending upon the law where the system operates, a digital media equivalent may be provided to the owning user of the damaged incoming Content when the owning user requests access to the content of the music CD. The RMOM overcomes previous limitations in the art by allowing users to access and trade Content without the constraints and risks of maintaining the Content at the location of the user.

In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses, and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities. See Legal Proceedings.”

Management Teams

Under the direction of our Chief Executive Officer, Neal Harmon, we currently operate with five management teams: the product team, the marketing team, the digital content team, the finance team and the legal team.

The product team is led by our Chief Technology Officer, Joseph Wecker, who oversees all product & technology employees and contractors who contribute technical support, application development, front and back-end development, and maintenance of the system.

The marketing team is led by our Chief Marketing Officer, Jeffrey Harmon, who oversees all marketing employees, contractors, and interns. The marketing team is responsible for all content creation and advertising relating to the growth of the Company.

The digital content team is led by our President, Elizabeth “Liz” Ellis, who oversees all employees involved in customer service, content, and tagging. The content team is responsible for providing users with the best content available, while ensuring an exceptional user experience.

The finance team is led by our Chief Financial Officer, Patrick Reilly, who oversees all employees involved in finance, accounting, and purchasing.

The legal team is led by our Chief Legal Officer, David Quinto, who is responsible for all legal matters and litigation oversight.

Suspended Operations

Our remote filtering RMOM services were suspended December 29, 2016, following the issuance of the Court’s PI. See “Legal Proceedings—Disney Litigation and the Preliminary Injunction.” At present, we are offering those services only with respect to the Dry Bar Comedy series and a small number of motion pictures as to which we own distribution rights. The following describes our currently suspended remote filtering and RMOM services. We do not anticipate resuming our RMOM services unless we receive a favorable outcome in the trial court following a full trial on the merits in the Disney Litigation.

We believe that our RMOM services provided consumers with the greatest degree of personal choice in the entertainment marketplace. Our service gave consumers personalized control of the content they viewed while permitting them to view the content on modern devices, such as cell phones, tablets, set top boxes (e.g. Apple TV, Roku, Amazon Fire TV, etc.), and computers.

In connection with our remote filtering and RMOM services, we hope to confirm the legal right of consumers who own content, in any form (VHS, DVD, Blu-Ray, Digital) to direct, and/or control, their individual viewing experience by removing any distasteful parts.

To provide our filtering service, VidAngel developed the following core proprietary technologies:

1.  Remote Media Ownership Management System

2.  Crowd-Based Tagging System

3.  Patented Seamless Streaming and Filtering System

VidAngel believes that one of the most crucial systems for it to maintain a lawful business is the RMOM which ensures that we allow consumers to watch only content they have lawfully obtained the copyright holder’s permission to view, thus ensuring that the compensation of all copyright holders is maximized.

Target Demographics

We previously offered our remote filtering and RMOM services to the movie and television home entertainment market in the United States, which is highly competitive. We examined various considerations related to the marketability and desirability of our services, including a cost analysis comparing us to our closest competitors, examined our unique profile, and examined our target consumer markets. We believe our core target market is the “Values Audience” population segment, which includes 52 million adults in the U.S., compromising 37% of the entertainment market, whose religious faith is extremely important to them and is a part of their daily lives. We believe the Values Audience demonstrates stronger overall concern about the type of content they are exposed to in movies and television shows. We believe that within the Values Audience segment, parents take an especial interest in our services.

Method of Distribution

Prior to the PI, we offered our filtering application and RMOM service through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various technology companies and distributors to make our service available through their television set-top boxes. Our applications allowed movie & television content to be purchased within the app, which required that we share between 20 and 30 percent of our revenue with our technology distribution partners (Apple, Google, Amazon, and Roku) for content purchased using their platforms. We intend to make our technology available for use on other platforms, and with other distribution partners. We rely on third-party cloud service providers to operate certain aspects of our business.  We believe that to legally offer consumers the level of viewing control over content, as explicitly permitted under the Family Movie Act of 2005, we must be able to verify ownership, and or rights, prior to delivering the services.

A Quick Overview of the Service:

1.  BUY THE CONTENT – Users pay the retail price by making an initial credit card payment.

2.  USERS DIRECT THEIR PERSONALIZED VIEWING EXPERIENCE- Users are then able to select what, if any, automated actions to employ during their private viewing session. From here, the user can send the content to any of the many different devices our technology supports.

Cost Comparisons to Our Competitors

When compared to those of our primary filtering competitor, ClearPlay, we believe our remote filtering and RMOM services were and can be substantially more attractive to consumers on the basis of variety, performance, and efficiency. When compared to other streaming services, we believe our remote filtering and RMOM services have represented and can again represent a significantly better value proposition for the consumer.

Competition

Our primary competitor in providing consumers with automated control over their movie and television viewing is ClearPlay, Inc., or ClearPlay. It offers a membership fee-based filtering service that allows users to skip or mute, content they do not wish to view. ClearPlay began offering a service in the latter half of 2017 that is similar to ours, and currently works with Amazon. They began testing their service on VUDU in December of 2018, but no titles have been added since the test began.

ClearPlay also offers a proprietary Blu-Ray and DVD player, which is currently on backorder, for users to watch filtered content on their TV. No additional hardware is needed to use ClearPlay’s services on a PC or a Mac. ClearPlay users can transmit filtered movies from their computer to a television by such methods as connecting their computer to their TV with an HDMI cable.

We believe that we offered, and can still offer, a better value, higher quality, and more user-friendly service than the services currently offered by ClearPlay while allowing consumers to use modern media consumption devices used by the rest of the market.

We have previously been engaged in patent litigation with Clearplay. On October 12, 2017, the case was stayed until a final decision is rendered in the Disney Litigation. Clearplay has also filed a claim in our chapter 11 bankruptcy case, seeking an unliquidated sum.

We believe that ClearPlay might reassert one or more of its patent claims against us when the stay is ended. Such litigation could have a material adverse effect on our business operations were we not to prevail. See “Legal Proceedings—ClearPlay Litigation.”

Research and Development

During the fiscal years ended December 31, 2018, and 2017, we spent $1,567,015 and $1,499,482, respectively, on research and development activities relating to our technology.

Employees

As of December 31, 2018, we employed 33 persons full time and 9 persons part time. None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

Disney Litigation and the Preliminary Injunction

On December 12, 2016, the United States District Court for the Central District of California, or the California Court, in the matter of Disney Enterprises, Inc.; Lucasfilm Ltd., LLC; Twentieth Century Fox Film Corporation and Warner Bros. Entertainment, Inc., or Plaintiffs, v. VidAngel, Inc., or VidAngel, granted the Plaintiffs’ motion for preliminary injunction, or the PI, against us. On October 5, 2017, the California Court allowed the Plaintiffs to amend the original complaint to add three (3) of their subsidiaries, MVL Film Finance LLC, New Line Productions, Inc., and Turner Entertainment Co., as additional Plaintiffs, or collectively the Plaintiffs, and identified approximately 30 additional motion pictures as having allegedly been infringed. Since then, the Plaintiffs have claimed that VidAngel unlawfully decrypted and infringed 842 titles in total. The California Court has not yet decided whether the Plaintiffs will be permitted to seek recovery as to the belatedly identified titles.

On March 6, 2019, the California Court granted the Plaintiffs’ motion for partial summary judgement as to liability. The order found that the Company is liable for infringing the copyrights, and violating the Digital Millennium Copyright Act, or DMCA, with respect to certain motion pictures of the Plaintiffs’. Damages related to the respective copyright infringements, and DMCA violations, will be decided by a jury trial scheduled to commence June 11, 2019. Statutory damages for copyright infringement range from $200 to $150,000 per motion picture infringed, while statutory damages for violation of the DMCA range from $200 to $2,500 per violation. The amount of damages awarded will ultimately depend on the number of motion pictures the California Court decides that the Plaintiffs’ are permitted to seek recovery with respect to. If the Plaintiffs’ are permitted to proceed with all 842 claims, the potential damages will fall between $336,800 and $128,405,000. In addition, the California Court is permitted to make an equitable award of applicable costs and attorneys’ fees.

Chapter 11 Bankruptcy

On October 18, 2017, the Petition Date, VidAngel, Inc., or the Debtor, filed a voluntary petition for relief, or the Bankruptcy Filing, under chapter 11, title 11 of the United States Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court, case number 17-29073. We continue to operate the business as a “debtor in possession” in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. Refer to Item 1, Bankruptcy Proceedings at the beginning of this Form 1-K filing for additional information.

The Preliminary Injunction

The PI enjoins us, pending trial, from: (1) circumventing technological measures protecting Plaintiffs’ copyrighted works on DVDs, Blu-rays, or any other medium; (2) copying Plaintiffs’ copyrighted works, including but not limited to copying the works onto computers or servers; (3) streaming, transmitting or otherwise publicly performing or displaying any of Plaintiffs’ copyrighted works over the Internet, via web applications, via portable devices, via streaming devices, or by means of any other device or process; or (4) engaging in any other activity that violates, directly or indirectly, Plaintiffs’ anti-circumvention right under Section 1201 of the Copyright Act, 17 U.S.C. §1201(a), or infringing by any means, directly or indirectly, Plaintiffs’ exclusive rights under Section 106 of the Copyright Act, 17 U.S.C. §106.

We were required to cease and have ceased filtering and streaming all movies and television programs owned by the Plaintiffs pending trial and will continue to desist from filtering and streaming the Plaintiffs’ content unless we obtain modification of the injunction. We have ceased filtering and streaming all movies and television programs owned or licensed by all content providers under the Disc-Based Service that used legally purchased DVD and Blu-Ray discs as the authorized copy to avoid exposure to punitive damages liability in the event we are ultimately unsuccessful in court, unless such content providers consent to allow us to continue offering our service.

The foregoing description of the preliminary injunction is a summary and is qualified in its entirety by the California Court’s orders.

The 9th Circuit Preliminary Injunction Appeal

Following the issuance of the PI in the Disney Litigation, we immediately appealed the decision to the Ninth Circuit. On August 24, 2017, the Ninth Circuit affirmed the issuance of the preliminary injunction and on September 19, 2017, it issued its mandate to the California Court.

The 9th Circuit Counterclaims Appeal

We asserted affirmative defenses to the Plaintiffs’ claims and, additionally asserted cross claims, principally for alleged violations of the Sherman and Clayton Antitrust Acts. On August 10, 2017, the California Court granted the Plaintiffs motion to dismiss all our cross claims and one of our affirmative defenses. We appealed the decision as to the antitrust cross claims to the Ninth Circuit. On August 17, 2018, the Ninth Circuit affirmed the dismissal.

Utah Declaratory Relief Litigation

On August 31, 2017, we filed suit in the United States District Court for the District of Utah, or the Utah Court, or the Utah Litigation (case number 2:17-cv-00909-DN), seeking a declaration that our new Stream-Based Service is lawful, and that decrypting and copying DVDs for the purpose of creating automated actions or filters, and the transmission of the content, with the automated actions or filters applied, from those copies is lawful provided there is no economic harm to copyright owners. The complaint alleged that the Stream-Based Service eliminates any, and all, possible economic harm alleged in the Disney Litigation, and named as Defendants, Sullivan Entertainment Group, Inc., also known as Sullivan Entertainment Inc. and Sullivan Entertainment; Marvel Characters, Inc., MVL Film Finance, LLC, Twentieth Century Fox Home Entertainment, LLC, Fox Digital Entertainment, Inc., Fox Broadcasting Company, Inc., New World Pictures, Ltd., Castle Rock Entertainment, Inc., Turner Entertainment Co., Village Roadshow Entertainment, Inc., Regency Entertainment (USA), Inc., and Metro-Goldwyn-Mayer Studios, Inc.

On August 6, 2018, the lawsuit was dismissed by the Utah Court citing a lack of personal jurisdiction over the defendants.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us alleging patent infringement. On February 17, 2015, the case was stayed pending inter partes review by the United States Patent and Trademark Office, or the USPTO, of several of ClearPlay’s patents. We were not party to or involved in the USPTO’s review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties’ rights to reassert any or all claims later. In July and August 2015, many of ClearPlay’s patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay’s other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO’s rulings, ClearPlay appealed some of the USPTO’s invalidity decisions to the United States Court of Appeals for the Federal Circuit.  The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. ClearPlay then requested, and we stipulated, to continue the time for the parties to file their proposed scheduling order to December 5, 2016. We subsequently accepted the dates proposed by ClearPlay for inclusion in the proposed scheduling order. ClearPlay, however, twice requested, and we twice stipulated to allow for, additional time to consider the dates it had proposed. On January 18, 2017, ClearPlay reneged on its agreement to enter into the proposed scheduling order and, instead, moved to stay all proceedings involving us. On January 19, 2017, we brought our own motion seeking entry of the proposed scheduling order. On February 2, 2017, we filed our opposition to the stay motion and, on February 15, 2017, ClearPlay filed its reply brief in support of its stay motion. On February 16, 2017, we filed our reply brief in support of our request for entry of a scheduling order. Magistrate Judge Wells granted ClearPlay’s motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, Clearplay filed a claim in our chapter 11 proceeding seeking an unliquidated sum.

We believe ClearPlay might reassert its surviving claims when the stay is lifted, and that if it does, the litigation could have a material adverse effect on our business operations if Clearplay were to prevail.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

We sell a monthly subscription service for access to our technology that permits a user to skip or mute limited portions of motion pictures they find distasteful. The service is available on our website, www.vidangel.com, or via the VidAngel App on your iOS, Android, AppleTV, Amazon Fire TV, or Roku device. Our service allows you to connect your Netflix, Amazon Video, Amazon Prime, or HBO via Amazon Channels, account to VidAngel, and watch the content available from these Licensed Streaming Services, or LSS’s, through VidAngel. We provide users with access to our proprietary and patented seamless streaming and filtering technology, which gives them the ability to personally control, and/or direct, the viewing of the motion picture content, available from their LSS’s, by choosing to skip or mute the parts they, or viewers in their household, find distasteful. This type of service used to require the purchase of a special device dedicated to the skipping, and/or muting task. With our technology the computing power necessary for the skipping, and/or muting, has been relocated to the Cloud, enabling the user to watch using the same modern devices as everyone else, with the added capability of controlling the viewing experience like never before.

Results of Operations

The following represents our performance highlights:

	For the Year Ended December 31,		Change
	2018	2017	2018 vs. 2017
Revenues:
Revenues	$7,547,299	$2,718,309	$4,828,990	178%
Operating Expenses:
Cost of revenues	$2,382,418	$2,623,229	$(240,811)	-9%
Sales and marketing	1,318,155	1,616,678	(298,523)	-18%
General and administrative	1,663,392	2,189,186	(525,794)	-24%
Legal	915,717	1,540,929	(625,212)	-41%
Research and development	1,567,015	1,499,482	67,533	5%
Total Operating Expenses:	$7,846,697	$9,469,504	$(1,622,807)	-17%

Revenues

We derive revenues from the following business activities:

●
Subscription fees
●
Advertising
●
Rental fees

●
Tips
●
Ticket & concession sales
●
Sale of DVD & Blu-Ray discs *

              * This business activity is currently suspended pending the outcome of the Disney Litigation

The Stream-Based Service was launched June 13, 2017. At release, all new customers were given a 30-day free trial of the service. We currently charge a monthly subscription fee of $1.99 - $9.99 for the Stream-Based Service. The recorded Dry Bar Comedy shows are made available to customers subscribing to the Stream-Based Service.

Advertising revenue is generated by publishing our original content on 3rd party websites such as Facebook, YouTube, and Amazon. We are paid by the 3rd party websites based on impressions delivered or the number of actions, such as clicks, taken by users viewing our content. We recognize revenue in the period in which the impressions, or actions, occur.

Revenues for rental & tips collected were for titles that we offered for rental. These titles were available for viewing, once purchased, for a fixed period of 24 hours. Once that viewing window closed, access to the title was removed, and any revenue related to the transaction was recognized. Tips are recognized upon receipt and distributed in accordance with specific agreements we have with the licensing parties.

Ticket & concession sales for Dry Bar Comedy shows are recognized once a show is complete. The revenue generated from the comedy shows is used to offset the cost of production of the specials.

Revenues from the sale of DVD & Blu-Ray discs were related to unrecognized revenue from sales that occurred in FY 2016, or prior. With the issuance of the PI in the Disney Litigation, this revenue source has been halted until the legality of the business model is determined by the courts.

The substantial increase in revenues for 2018 is related to the increase in subscription revenue from the Stream-Based Service and a significant increase in the amount of advertising revenue earned from 3rd party websites. We launched the Stream-Based Service in July 2017. Fiscal Year 2018 was the first full year of subscription revenue.

The decrease in our overall cost of revenues was related to the postponement of Season 4 of Dry Bar Comedy. We moved the start date to January 2019 in order to preserve cash resources.

Our sales and marketing expense decreased in FY 2018 as we optimized our online ad spending. We expect this expense to increase in FY 2019 as we hire internally to replace the services provided by HB, grow our subscription base, and expand other revenue streams.

We saw a decrease in our general and administrative expense in FY 2018. This was largely related to a lesser need for outside consultants and the receipt of a tax credit related to the production of our Dry Bar Comedy episodes.

Our research and development expense remained constant in FY 2018 as we focused on improving our existing products and optimizing existing services. We expect these cots to increase in FY 2019 as we continue to develop additional revenue generating products and services.

The decrease in legal expense was due to the automatic stay afforded by Chapter 11 Bankruptcy. We expect our legal expenses for fiscal year 2019 to grow significantly as the Disney litigation proceeds.

Liquidity and Capital Resources

Going Concern

Our financial statements appearing elsewhere in this Form 1-K have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We incurred net losses of $286,354 and $6,722,004 for the years ended December 31, 2018 and 2017, respectively. We used net cash of $338,544 and $7,871,872 for operating activities in the years ended December 31, 2018 and 2017, respectively. The net losses and use of cash in operating activities resulted from, among other things, significant marketing expenditures related to the acquisition of new customers, and significant legal expenses related to the Disney Litigation. The Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on October 18, 2017.

These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements appearing elsewhere in this Form 1-K do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might result from this uncertainty.

Operating and Capital Expenditure Requirements

To date, we have funded our operations through private and public offerings of common stock. As of December 31, 2018, we had cash on hand of $2,494,112, of which $954,381 was restricted. We do not have any short or long-term notes payable. We project that our current cash equivalents and future cash generated from new and existing subscriptions will provide sufficient liquidity to fund operations through at least April 30, 2020. These projections are based on our current estimates for subscription sales, advertising revenue, cost structure, cash burn rate, and other operating assumptions. The assumptions made in these projections are subject to change, including, but not limited to, the potential impact of a damages award from the Disney Litigation, and could have a material impact on our financial condition and ability to continue business operations.

In addition, we are currently exploring other alternatives, including additional equity financing, increasing the number of paying subscribers, other complementary revenue streams, or reducing our current operating expenses. At this time, we have no commitments to obtain any additional funds, and there can be no assurance that such funds will be available on acceptable terms or at all. If we are unable to obtain additional funding or reduce our existing cash outflows below that of our existing cash inflows, our financial condition and results of operations may be materially adversely affected, and we may not be able to continue operations.

Trends and Key Factors Affecting Our Performance

The issuance of the PI in the Disney Litigation has had, and will continue to have, a material impact on our financial position. We are currently prohibited from streaming movies owned by the plaintiffs in the Disney Litigation. Those movies comprised a large portion of the titles available through our services when the PI took effect. To comply with the PI, we were forced to cease streaming all movies under the old Disc-Based model. We are currently prohibited from streaming titles owned by the Plaintiffs using our new Stream-Based Service.

Item 3. Directors and Officers

Subject to our stockholders’ rights to consent to certain transactions, our business and affairs are controlled by, and all powers are exercised by, our Board. The Board must consist of not fewer than three (3) nor more than five (5) directors, the exact number of whom is to be set from time to time by the Board.  We currently have three directors: Neal Harmon, Paul Ahlstrom, and Dalton Wright.  The Board members are elected each year, at the annual meeting of stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors, and any vacancies occurring in the Board, may be filled by the affirmative vote of a majority of the remaining directors. A director may resign at any time, and the stockholders may remove any director or the entire Board at any time, with or without cause, by the affirmative vote of a majority of stockholders voting in such decision.

The Board has retained our executive officers to manage the day-to-day operations, our library of movies, our intellectual property and other investments, subject to the supervision of the Board. Neal Harmon is currently our Chief Executive Officer, Elizabeth Ellis is currently our President, Jeffrey Harmon is currently our Chief Marketing Officer, Patrick Reilly is currently our Chief Financial Officer, Joseph Wecker is currently our Chief Technology Officer, and David Quinto is currently our Chief Legal Officer.  Our executive officers have accepted their appointment, or nomination to be appointed, on the basis of the compensation to be paid to them.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Remuneration of Executive Officers and Managers of Our Company” for more information.  Our executive officers will serve for such period as the Board determines, subject to the terms of any employment agreements we enter into with them, or their earlier death, resignation or removal.  The Board may remove our executive officers subject to the terms of any employment agreements we enter into with them. See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Employment Agreements” for more information.

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and executive officers:

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon*	Chief Executive Officer, Director	41	October 2013	n/a
Elizabeth Ellis	President	42	June 2015	n/a
Jeffrey Harmon*	Chief Marketing Officer	36	October 2013	n/a
Patrick Reilly	Chief Financial Officer	38	January 2014	n/a
Joseph Wecker	Chief Technology Officer	41	December 2018	n/a
David Quinto	Chief Legal Officer	63	August 2016	n/a
Paul Ahlstrom	Director	55	February 2014	n/a
Dalton Wright	Director	38	February 2014	n/a
*Neal Harmon and Jeffrey Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer, Director. Neal has served as VidAngel, Inc.’s Chief Executive Officer since he helped co-found the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers.  Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master’s degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffrey Harmon, Chief Marketing Officer. Jeffrey is a co-founder and Chief Marketing Officer of the Company. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Elizabeth Ellis, President.  Liz has served as Chief Operating Officer since 2015, where her duties include overseeing all operating procedures and staffing. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Patrick Reilly, Chief Financial Officer. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for finance and accounting duties.  From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc., where he was responsible for all finance and accounting duties of the company.  Patrick graduated from Utah Valley University in 2005 with a B.S. in Business Administration with concentrations in finance and banking.

Joseph Wecker, Chief Technology Officer. Joseph joined the Company in September 2017 as the Vice President of Engineering. Prior to joining us, Joseph was a senior software engineer at Justin.tv from 2019 to 2013. Justin.tv was subsequently rebranded to Twitch.tv. Joseph was primarily responsible for monetization at Justin.tv and was instrumental in the development of Twitch.tv. Prior to this, Joseph was a Founder of Samaritan Technologies, a volunteer management software company, and still serves as a member of the Board of Directors.

David Quinto, Chief Legal Officer.  David joined in the capacity of General Counsel in August 2016 and was named Chief Legal Officer in February 2019. David was a co-founder, in 1986, and partner at Quinn Emanuel Urquhart & Sullivan LLP from 1987 to March 2014, and along with Phyllis Kupferstein, founded Kupferstein Manuel & Quinto, LLP in 2014. From 2015 to August 2016, David was a partner with the international, full-service firm Davis Wright Tremaine LLP. He has represented numerous substantial companies, including Avery Dennison, Lockheed Martin, Samsung, Louis Vuitton, Mattel, Johnson Controls, Hilton Hotels, Grendene S.A., and Sae-A Trading Co. Ltd., as well as the Academy of Motion Picture Arts and Sciences, the Academy of Television Arts and Sciences, the Producers Guild of America, and the America’s Cup Organizing Committee. David has expertise in trade secret, trademark, trade dress, copyright, unfair competition and complex business disputes. He authored a treatise that analyzed the application of tort law to the Internet titled “Law of Internet Disputes,” published by Aspen Law and Business, and he co-authors a practitioner’s guide to trade secret protection and litigation nationally, Trade Secrets: Law and Practice, published by LexisNexis (5th ed. 2017). David graduated with his J.D. from the Harvard Law School in 1982 and received his B.A. from Amherst College in 1977.

Paul Ahlstrom, Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business’s products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in financing rounds, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec. (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey, SendMi, Convert.com and Jott. Paul is the author of the popular book related to business startups, Nail It Then Scale It, and received his B.A. in Communications from Brigham Young University.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014 and holds a B.A. in finance from the University of Utah.

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Messrs. Harmon, Ms. Ellis, Mr. Reilly, Mr. Wecker and Mr. Quinto receive compensation for acting in their capacities as our executive officers.  We reimburse Messrs. Ahlstrom and Wright for their expenses incurred in acting in their capacity as a director.    See – Remuneration of Executive Officers and Directors of the Company” below for more detailed information.

Remuneration of Executive Officers and Directors of the Company

Set forth below is a table of remuneration that our executive officers and directors received for our fiscal year ended December 31, 2018.

Name	Capacity in which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Neal Harmon	Chief Executive Officer	$27,050	$3,697(1)	$30,747
Elizabeth Ellis	President	108,625	5,436(2)	114,061
Jeffrey Harmon	Chief Marketing Officer	18,000	4,313(3)	22,313
Patrick Reilly	Chief Financial Officer	103,350	7,805(4)	111,155
Joseph Wecker	Chief Technology Officer	141,500	1,518(5)	143,018
David Quinto	Chief Legal Officer	299,000	20,188(6)	319,188
Paul Ahlstrom	Director	n/a	n/a	n/a
Dalton Wright	Director	n/a	n/a	n/a

(1)
On June 6, 2018, Mr. Neal Harmon was granted stock incentive options exercisable for 35,555 shares of our Class A Common stock with an option price of $0.32 per share, pursuant to the terms and conditions of our Stock Incentive Plan. These options vested immediately.
(2)
On July 17, 2015, August 10, 2016, June 6, 2018, and December 14, 2018, Ms. Elizabeth Ellis was granted stock incentive options exercisable for 50,000, 28,000, 1,018, and 20,000 shares of our Class A Common Stock, respectively, with an option price of $0.50, $0.82, $0.32, and $0.32 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The June 6, 2018 options vested immediately, while the remaining options will vest in substantially equal annual increments over a four-year period from the grant date.
(3)
On June 6, 2018, Mr. Jeffrey Harmon was granted stock incentive options exercisable for 41,481 shares of our Class A Common stock with an option price of $0.32 per share, pursuant to the terms and conditions of our Stock Incentive Plan. These options vested immediately.
(4)
On February 11, 2016, August 10, 2016, and December 14, 2018, Mr. Patrick Reilly was granted stock incentive options exercisable for 33,750, 22,950, and 20,000 shares of our Class A Common Stock, respectively, with an option price of $0.82, $0.82, and $0.50 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. These options will vest in substantially equal annual increments over a four-year period from the grant date.
(5)
On October 25, 2017, December 6, 2017, June 6, 2018, and December 14, 2018, Mr. Joseph Wecker was granted stock incentive options exercisable for 15,000, 30,000, 2,685, and 20,000 shares of our Class A Common Stock, respectively, all with an option price of $0.32. The grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The June 6, 2018 options vested immediately, while the remaining options will vest in substantially equal annual increments over a four-year period from the grant date.
(6)
On April 15, 2015, Mr. David Quinto was granted stock incentive options exercisable for 225,000 shares of our Class A Common Stock with an option price of $0.50 per share. Upon acceptance of his Employment Agreement, dated July 21, 2016, Mr. Quinto agreed to a modification of the original option grant. The modification reduced the number of options available for exercise to 219,792 and modified the terms to align with our Stock Incentive Plan. These options will vest in substantially equal annual increments over a four-year period, beginning August 1, 2016. Mr. David Quinto was granted stock incentive options exercisable for 32,407 shares of our Class A Common Stock with an option price of $0.32 per share, pursuant to the terms and conditions of our Stock Incentive Plan. These options vested immediately.

Employment Agreements

We had an employment agreement with Mr. David Quinto with respect to his position as our Chief Legal Officer. Mr. Quinto’s employment began August 1, 2016, had a specified five-year term, and required that he devote his time and attention during normal business hours to our business and affairs and those of our affiliates.  Upon entering into this agreement with Mr. Quinto, we attempted to ensure Mr. Quinto would be available to defend us in the Disney Litigation through the court of appeals and all the way to the Supreme Court, if necessary.

Mr. Quinto voluntarily resigned his position as General Counsel on February 11, 2019. He was subsequently rehired and appointed to serve as our Chief Legal Officer under the same salary and stock compensation terms previously agreed.

Stock Incentive Plan

In effort to further our long-term stability and financial success by attracting and retaining personnel, including employees, directors, and consultants, we adopted the 2014 Stock Incentive Plan, or our Stock Incentive Plan, in February 2014. The Stock Incentive Plan was amended and restated in August 2016. There are 2,534,544 shares of Class A Common Stock authorized for issuance through our Stock Incentive Plan.  As of December 31, 2018, options exercisable for 1,410,378 shares of our Class A Common Stock have been granted, and are outstanding, under our Stock Incentive Plan, and options exercisable for 242,923 shares of Class A Common Stock have been exercised. Through the use of stock incentives, the Stock Incentive Plan will stimulate the efforts of those persons upon whose judgment, interest and efforts we will largely depend on for the successful conduct of our business and further align those persons’ interests with the interests of our stockholders.

The Stock Incentive Plan is administered by our Board.  The Board has the power and sole discretion to grant or award a stock incentive, or an Award, to any employee of, director of, or consultant to the Company, each a Participant, who in the sole judgment of our Board, has contributed, or can be expected to contribute, to our profits or growth.  The Board also has the power and sole discretion to determine the size, terms, conditions and nature of each Award to achieve the objectives of the Award and the Stock Incentive Plan.  This includes, without limitation, the Board’s ability to determine:  (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of securities to be covered by each Award, (iii) the fair market value of such securities, (iv) the time or times when an Award shall be granted, (v) whether an award shall become vested over a period of time, according to a performance-based or other vesting schedule or otherwise, and when it shall be fully vested, (vi) the terms and conditions under which restrictions imposed upon an Award shall lapse, (vii) whether a change of control exists, (viii) factors relevant to the satisfaction, termination or lapse of restrictions on certain Awards, (ix) when certain Awards may be exercised, (x) whether to approve a Participant’s election with respect to applicable withholding taxes, (xi) conditions relating to the length of time before disposition of securities received in connection with an Award is permitted, (xii) notice provisions relating to the sale of securities acquired under the Stock Incentive Plan, and (xiii) any additional requirements relating to Awards that the Board deems appropriate.

Item 4. Security Ownership of Management and Certain Security holders

Principal Shareholders

We currently have 25,000,000 shares of common stock par value $0.001 per share, authorized, of which 21,250,000 shares have been designated as Class A voting common stock, or the Class A Common Stock, and 3,750,000 have been designated as Class B Common Stock.  As of December 31, 2018, we had 18,246,831 shares of Class A Common Stock issued and outstanding, and 3,313,335 shares of our Class B Common Stock issued and outstanding.

Capitalization

As of December 31, 2018, Harmon Ventures, LLC, or Harmon Ventures, owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, 8,938,520 shares of our Class A Common Stock.  Alta Ventures Mexico Fund I, LLC, or Alta Ventures Mexico Fund I, of which our director, Paul Ahlstrom, is the managing director, owns 3,160,318 shares of our Class A Common Stock.  Osborne Companies, LC, or Osborne Companies, owns 2,222,733 shares of Class A Common Stock.  Various unaffiliated investors own the remaining shares of Class A Common Stock.

The following table sets forth those executive officers, directors and other security holders that hold 10% or greater of any class of shares, as of December 31, 2018.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class A Common Stock	Harmon Ventures, LLC 295 W Center St Provo, UT 84601	8,938,520 shares	N/A	48.99%

Class A Common Stock	Alta Ventures Mexico Fund I, LLC 3315 Mayflower Avenue, Suite #1 Lehi, UT 84043	3,160,318 shares	N/A	17.32%

Class A Common Stock	Osborne Companies, LC 4290 North Vintage Circle Provo, UT 84604	2,222,733 shares	Options exercisable for 66,000 shares of Class A Common Stock	12.18%

As of December 31, 2018, Harmon Ventures owned 41.46% of our total outstanding shares of capital stock, Alta Ventures Mexico Fund I owned 14.66% of our total outstanding shares of capital stock, and Osborne Companies, LC owned 10.31% of our total outstanding shares of capital stock.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Stock Incentive Plan” above.

Our Board may, from time to time, also cause shares of capital stock to be issued to our directors, officers, employees or consultants or our affiliates as equity incentive compensation under our Stock Incentive Plan, which shares will have all benefits, rights and preferences that our Board may designate as applicable to such shares.

Item 5. Interest of Management and Others in Certain Transactions

Affiliated Transactions

Promotion and Marketing Services Agreement with Harmon Brothers LLC.

We entered into a “Promotion and Marketing Services Agreement,” or the HB Marketing Agreement, with Harmon Brothers LLC, or HB.  HB is owned by Neal Harmon, Jeffrey Harmon, and Daniel Harmon. HB terminated the HB Marketing Agreement on August 15, 2018, in accordance with Section 10 of the agreement.

HB is in the business of providing Internet-based and multi-media promotion and marketing services, including the design, implementation and execution of promotional and Web-based advertising campaigns. HB’s services to us are divided into two categories: creative and production services and optimization and distribution services. For creative and production services, HB invoices us at cost according to each employee or consultant’s personal hourly, billable rate. We also pay all expenses incurred in producing promotional and web-based advertising, including without limitation, props, food and catering onset, facility rentals, travel, equipment rentals, and other costs of production.  For optimization and distribution services, we pay HB a percentage-based fee for the management of third-party adspend (Adwords, Facebook, etc.) which drives traffic to the content produced, co-produced or otherwise created by HB, for us. The percentage-based management fee continues for the life of the content. In exchange for the promotion and advertising services from HB, including third-party adspend billed at cost, we paid $4,687,623 to HB in 2016, $469,640 to HB in 2017, and $701,173 to HB in 2018.

 Investor Rights and Voting Agreement

We entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014, with certain of our investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors.  The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintains the number of directors on the Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

Wholly Owned Subsidiaries

We created VAS Portal, LLC., a wholly-owned subsidiary, in August 2018. On January 2, 2019, we sold VAS Portal, LLC to Harmon Ventures, LLC, which is owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, for $1. We did this after FINRA suggested that the Bankruptcy Case would likely prevent the entity from meeting the necessary requirements for registration as a funding portal. Without the possibility of registration, the entity had very little value to VidAngel. To protect VidAngel’s interest in the entity, we entered into a call option agreement with Harmon Ventures that gives the Company the right to purchase all of the membership interest of VAS Portal, LLC for $1 at any time beginning upon (i) the occurrence of the confirmation of the plan for reorganization by the Bankruptcy Court or (ii) the termination of the Disney Litigation and the Bankruptcy proceeding, and ending one year following the latest to occur of the foregoing. This right is also subject to the approval of FINRA as to the change in ownership. As part of the transaction, VAS Portal, LLC, entered into a Services Agreement with VidAngel, Inc. to provide technology services related to the creation of a website and other assets for VAS Portal, LLC.

We subsequently loaned VAS Portal, LLC $100,000 in the form of a promissory note, with interest at 2.89%, and due in full on January 2, 2020.

We are permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our directors, executive officers and their affiliates, so long as the person or persons approving the transaction on behalf of us acts in good faith and in a manner reasonably believed to be in or not opposed to our best interest and/or those of our stockholder’s. We do not have any outstanding loans or loan guarantees with any related party as of December 31, 2018.

Item 6. Other Information

None.

Item 7. Financial Statements

VIDANGEL, INC.

Consolidated Financial Statements
As of December 31, 2018 and 2017
and For the Years Then Ended

Together with Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of
VidAngel, Inc.

We have audited the accompanying consolidated financial statements of VidAngel, Inc. and subsidiaries (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses and negative cash flows from operating activities for the years ended December 31, 2018 and 2017, expects to incur further losses, has filed for Chapter 11 bankruptcy, and has an accumulated deficit. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Tanner LLC
Salt Lake City, Utah
April 30, 2019

VIDANGEL, INC.
 Consolidated Balance Sheets

 As of December 31,

	2018	2017
Assets

Current assets:
Cash and cash equivalents	$1,539,731	$1,920,052
Restricted cash	954,381	1,051,727
Accounts receivable	266,436	8,007
Notes receivable, current	349,866	-
Prepaid expenses and other	133,907	125,582

Total current assets	3,244,321	3,105,368

Movie asset	1,206,687	1,443,820
Deposits	47,915	204,271
Property and equipment, net	85,590	128,534
Certificate of deposit	75,000	-
Notes receivable, long-term	-	126,725

Total assets	$4,659,513	$5,008,718

Liabilities and Stockholders' Deficit

Current liabilities:
Accounts payable	$397,705	$519,187
Accrued expenses	758,299	510,891
Deferred revenue	3,813,134	4,184,411

Total current liabilities	4,969,138	5,214,489

Commitments and contingencies

Stockholders' deficit:
Common stock, $0.001 par value, 25,000,000 shares
authorized; 21,560,166 and 21,377,191 shares issued
and outstanding, respectively	21,560	21,377
Additional paid-in capital	13,414,186	13,231,869
Accumulated deficit	(13,745,371)	(13,459,017)

Total stockholders' deficit	(309,625)	(205,771)

Total liabilities and stockholders' deficit	$4,659,513	$5,008,718

See accompanying notes to consolidated financial statements.

VIDANGEL, INC.
Consolidated Statements of Operations

Years Ended December 31,

	2018	2017

Revenues, net	$7,547,299	$2,718,309

Operating expenses:
Cost of revenues	2,382,418	2,623,229
General and administrative	1,663,392	2,189,186
Research and development	1,567,015	1,499,482
Selling and marketing	1,318,155	1,616,678
Legal	915,717	1,540,929

Total operating expenses	7,846,697	9,469,504

Operating loss	(299,398)	(6,751,195)

Other income (expense):
Interest expense	(35)	(49)
Interest income	13,179	29,340

Total other income, net	13,144	29,291

Loss before income taxes	(286,254)	(6,721,904)

Provision for income taxes	100	100

Net loss	$(286,354)	$(6,722,004)

See accompanying notes to consolidated financial statements.

VIDANGEL, INC.
Consolidated Statements of Stockholders’ Deficit

For the Years Ended December 31, 2018 and 2017

	Common Stock
				Additional		Total
	Class A	Class B		Paid-in	Accumulated	Stockholders'
	Shares	Shares	Amount	Capital	Deficit	Deficit

Balance as of January 1, 2017	18,008,908	2,991,752	$21,001	$12,203,478	$(6,737,013)	$5,487,466

Issuance of common stock, net of issuance
costs of $411	-	321,583	321	964,838	-	965,159

Stock options exercised	54,948	-	55	27,419	-	27,474

Stock-based compensation expense	-	-	-	36,134	-	36,134

Net loss	-	-	-	-	(6,722,004)	(6,722,004)

Balance as of December 31, 2017	18,063,856	3,313,335	21,377	13,231,869	(13,459,017)	(205,771)

Stock options exercised	182,975	-	183	83,179	-	83,362

Stock-based compensation expense	-	-	-	99,138	-	99,138

Net loss	-	-	-	-	(286,354)	(286,354)

Balance as of December 31, 2018	18,246,831	3,313,335	$21,560	$13,414,186	$(13,745,371)	$(309,625)

See accompanying notes to consolidated financial statements.

VIDANGEL, INC.
Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2018	2017

Cash flows from operating activities:
Net loss	$(286,354)	$(6,722,004)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	93,083	226,696
Stock-based compensation expense	99,138	36,134
Increase (decrease) in:
Restricted cash	97,346	(1,552)
Accounts receivable	(258,429)	351,225
Prepaid expenses and other assets	(8,325)	40,767
Movie asset	237,133	301,363
Deposits	156,356	(204,271)
Note receivable	(223,141)	(126,725)
Increase (decrease) in:
Accounts payable and accrued expenses	125,926	(72,753)
Deferred revenue	(371,277)	(1,700,752)

Net cash used in operating activities	(338,544)	(7,871,872)

Cash flows from investing activities:
Purchase of property and equipment	(50,139)	(285,157)
Purchase of certificate of deposit	(75,000)	-

Net cash used in investing activities	(125,139)	(285,157)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	-	965,159
Exercise of stock options	83,362	27,474

Net cash provided by financing activities	83,362	992,633

Net change in cash and cash equivalents	(380,321)	(7,164,396)

Cash and cash equivalents at beginning of year	1,920,052	9,084,448

Cash and cash equivalents at end of year	$1,539,731	$1,920,052

Supplemental disclosure of cash flow information:

Cash paid for interest	$35	$49
Cash paid for income taxes	100	100

See accompanying notes to consolidated financial statements.

VIDANGEL, INC.
Notes to Consolidated Financial Statements

December 31, 2018 and 2017

1. Description of Organization and Summary of Significant Accounting Policies
Organization and Basis of Presentation
The Company comprises VidAngel, Inc. and its wholly owned subsidiaries VAS Portal, LLC (a Utah limited liability company organized on August 3, 2018), and VAS Brokerage, LLC, (a Delaware limited liability company organized on July 11, 2018). VidAngel, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 4. Pre-injunction the Company was in the business of reselling Blu-Ray and DVD discs to its customers. The Company included access to proprietary content filtering technology as part of the transaction. With the purchase of the disc, and access to the technology, the customer then had the ability to stream a customized version of the disc to their location for viewing on many of today’s most popular devices. After they were finished with a disc, the customer had the option to sell the disc back to the Company at a reduced price. The sell-back price varies depending on the type (Blu-Ray or DVD) of the disc, and the number of days the customer owned the disc. Post-injunction the Company offers filtering subscriptions to use its proprietary content filtering technology in conjunction with many of today’s popular streaming services. Additionally, the Company created Dry Bar Comedy, an ongoing stand-up comedy series that the Company films. Tickets are sold to live events, and the Company receives advertising revenue from online platforms of its filmed events.

The Company filed for Chapter 11 bankruptcy on October 18, 2017 and will continue to operate its business as a debtor in possession under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the court; see Note 2.

Principles of Consolidation
The consolidated financial statements include the accounts of VidAngel, Inc. and its wholly owned subsidiaries, VAS Portal, LLC, and VAS Brokerage, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, estimated life and salvage value of discs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

1. Description of Organization and Summary of Significant Accounting Policies Continued
Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. At December 31, 2018 and 2017, the Company had approximately $2,341,000 and $2,724,000 of cash and cash equivalents and restricted cash that exceeded federally insured limits.

To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company’s total cost of revenues. Concentrations of vendors were as follows for the year ended December 31:

	2018	2017

Vendor A	21%	25%
Vendor B	*	10%
*Vendor accounts for less than 10%

Individual customer revenues that were 10% or more of total revenues were as follows for the years ended December 31:

	2018	2017

Customer A	24%	*
*Customer accounts for less than 10%

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2018, and 2017, these cash equivalents consisted of money market accounts.

Restricted Cash
Restricted cash includes cash that is restricted to a specific purpose. The Company has cash designated as a retainer for legal services. As of December 31, 2018 and 2017, the balance of restricted cash was $954,381 and $1,051,727, respectively.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

1. Description of Organization and Summary of Significant Accounting Policies Continued
Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts was $0 as of December 31, 2018 and 2017.

Movie Asset
Movie asset includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value. Movie asset is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie asset is depreciated over the estimated economic useful life to the estimated salvage value. Depreciation of $247,045 and $284,590 for the years ended December 31, 2018 and 2017, respectively, is included in cost of revenues in the statements of operations. The Company periodically reviews the movie asset for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for movie asset was necessary as of December 31, 2018 and 2017.

Property and EquipmentProperty and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Furniture and fixtures	3 years
Leasehold improvements	1 year

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

1. Description of Organization and Summary of Significant Accounting Policies Continued
Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s long-lived assets to be impaired as of December 31, 2018 and 2017.

Revenue Recognition (Pre-injunction)
The Company resells Blu-Ray and DVD discs to its customers for a fixed price of $20. Upon purchase of the disc, the customer agrees to have the Company retain physical custody of the purchased disc until such a time that the customer either requests to have the disc shipped to them directly, or the customer decides to sell the disc back to the Company at an agreed upon price, which reduces $1 per day for DVD discs, and $2 per day for Blu-Ray discs. During the time that the customer owns the disc, the Company gives the customer access to a patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household. Access to this technology is available during the entire period of which the customer owns the disc purchased from the Company, and is extinguished upon the customer selling the disc back to the Company. Revenue is recognized when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) services have been rendered, (3) the Company’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured.

The Company separates its revenue transactions into two pools based on length of time of disc ownership – short-term and long-term ownership of discs.

Transactions that have a short-term ownership of a disc exhibit a very short ownership time period, usually on average selling the disc back to the Company within 5 hours.  For these transactions, the Company recognizes revenue on a daily basis, in an amount equal to the daily reduction in the sell-back price from the customer to the Company ($1 or $2 per day), and ceasing upon the customer’s sell-back of the disc.  More than 99% of the Company’s transactions are short-term.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

1. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition (Pre-injunction) - Continued
Transactions that have a long-term ownership exhibit a longer period of time of ownership – in excess of 20 days.  A majority of the customers entering long-term transactions appear to be building a library of movie titles, and may own the associated discs indefinitely.  The Company estimates the expected period of the long-term transactions, and recognizes revenue based on a subscription model, or ratably over the expected term.

Cash received from customers prior to recognition of revenue is recorded as deferred revenue.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 4.

Revenue Recognition (Post-injunction)
Post-injunction the Company offers filtering subscriptions to use its proprietary content filtering technology in conjunction with many of today’s popular streaming services for a monthly membership fee. The customer is charged the full price at the start of the subscription period, which is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to a patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription, and is extinguished at the end of the subscription period in which the customer cancels their subscription.

Additionally, the Company created Dry Bar Comedy, an ongoing stand-up comedy series that the Company films. Tickets are sold to live stand-up comedy events. The Company receives advertising revenue by publishing its original content on third party websites (such as Facebook, YouTube and Amazon). The third party websites pay the Company based on impressions delivered or the number of actions, such as clicks, taken by users viewing the Company’s content. The Company recognizes revenue in the period in which the impressions or actions occur.

Stock-Based Compensation
Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 5). The related expense is recorded in the statements of operations over the period of service.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

1. Description of Organization and Summary of Significant Accounting Policies Continued
Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $486,932 and $973,144 for the years ended December 31, 2018 and 2017, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Reclassifications
Provision for income taxes amounts in the 2017 consolidated financial statements have been reclassified to conform with the current year presentation.

Subsequent Events
Management has evaluated events and transactions for potential recognition or disclosure through April 30, 2019, which is the day the consolidated financial statements were available to be issued.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

2. Going Concern
The Company’s consolidated financial statements are prepared in accordance with US GAAP which assumes the Company is a going concern and contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company incurred net losses of $286,354 and $6,722,004 for the years ended December 31, 2018 and 2017, respectively. The Company used net cash of $338,544 and $7,871,872 in operating activities for the years ended December 31, 2018 and 2017, respectively. The net losses and use of cash in operating activities resulted from, among other things, significant sales and marketing expenditures and legal related expenditures. On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 4. The Company also filed for Chapter 11 bankruptcy on October 18, 2017.

These matters, among others, raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

In addition, the Company is currently exploring other alternatives, including additional equity financing, increasing the number of paying subscribers, or reducing operating expenses. At this time, the Company has no commitments to obtain any additional funds, and there can be no assurance that such funds will be available on acceptable terms or at all. If the Company is unable to obtain additional funding or reduce the existing cash outflows below that of existing cash inflows, the Company’s consolidated financial condition and results of operations may be materially adversely affected, and the Company may not be able to continue operations.

3. Property and Equipment	Property and equipment consisted of the following as of December 31:
	2018	2017

Computer equipment	$113,394	$84,775
Production equipment	110,326	92,972
Leasehold Improvements	106,230	106,230
Furniture and fixtures	93,678	89,512

	423,628	373,489
Less accumulated depreciation and amortization	(338,038)	(244,955)

	$85,590	$128,534

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

3. Property and Equipment Continued	Depreciation and amortization expense on property and equipment for the years ended December 31, 2018 and 2017 was $93,083 and $226,696, respectively.

4. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties. Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s consolidated financial position, results of operations, or liquidity.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

4. Commitments and Contingencies Continued
Litigation - Continued
The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of April 30, 2019, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is probable, but not estimable, and has not accrued any estimated losses related to these matters. In the matter of Disney Enterprises, Inc. and several other content owners (collectively, the Plaintiffs), on March 6, 2019, the United States District Court for the Central District of California (California Court) granted the Plaintiffs’ motion for partial summary judgement as to liability. The order found that the Company is liable for infringing the copyrights, and violating the Digital Millennium Copyright Act (DMCA), with respect to certain motion pictures of the Plaintiffs’. Damages related to the respective copyright infringements, and DMCA violations, will be decided by a jury trial scheduled to commence June 11, 2019. Statutory damages for copyright infringement range from $200 to $150,000 per motion picture infringed, while statutory damages for violation of the DMCA range from $200 to $2,500 per violation. The amount of damages awarded will ultimately depend on the number of motion pictures the California Court decides that the Plaintiffs’ are permitted to seek recovery with respect to. If the Plaintiffs are permitted to proceed with all 842 claims, the potential damages will fall between $336,800 and $128,405,000. In addition, the California Court is permitted to make an equitable award of applicable costs and attorneys’ fees. Damages are not guaranteed, and it is possible that no damages are awarded.

Expectations may change in the future as the litigation and events related thereto unfold. During 2018 and 2017 the Company incurred $915,717 and $1,540,929, respectively, in legal and litigation costs, which are included in legal expenses in the accompanying statements of operations.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters.

Operating Leases
On December 17, 2018 the Company amended their lease for their office facility. The amended lease matures on December 31, 2021, and the annual lease amount is $180,000. As of December 31, 2018, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

Year Ending December 31:	Amount

2019	$180,000
2020	180,000
2021	180,000
$540,000

Rental expense under operating leases was $186,683 and $204,600 for the years ended December 31, 2018 and 2017, respectively.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

5. Stock Options
The Company’s 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 2,534,544 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2018 and 2017. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 4 years with 1/48th vesting on each monthly anniversary of the vesting reference date over the four-year period, thereafter, and have a contractual life of ten (10) years.

Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. There are 881,243 and 1,229,484 shares available for grant under the Plan as of December 31, 2018 and 2017, respectively.

Stock-based compensation expense for the years ended December 31, 2018 and 2017 was $99,138 and $36,134, respectively. As of December 31, 2018 and 2017, the Company had $97,661 and $149,720 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 2.2 years. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2018 and 2017:

	Number of Options	Weighted Average Exercise Price Per Share

Outstanding as of January 1, 2017	1,019,811	$0.56
Granted	409,325	0.32
Exercised	(54,948)	0.50
Forfeited	(129,076)	0.46

Outstanding as of December 31, 2017	1,245,112	0.49
Granted	453,114	0.32
Exercised	(182,975)	0.46
Forfeited	(104,873)	0.41

Outstanding as of December 31, 2018	1,410,378	0.45

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

5. Stock Options Continued	The following summarizes information about stock options outstanding as of December 31, 2018:
Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

99,311	5.38	$0.18	99,311	$0.18
10,000	5.85	0.30	10,000	0.30
628,987	9.19	0.32	235,463	0.32
442,080	6.72	0.50	329,520	0.50
230,000	7.36	0.82	153,122	0.82

1,410,378	7.83	0.45	827,416	0.45

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2018	2017

Risk-free interest rate	2.73 – 3.05%	1.77 – 2.11%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2018 and 2017, the aggregate intrinsic value of options outstanding was $14,104. As of December 31, 2018 and 2017, the aggregate intrinsic value of options exercisable was $14,104 and $2,166, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

6. Common Stock
The Company has authorized capital stock consisting of 25,000,000 shares of common stock, par value $0.001 per share, or common stock, of which 21,250,000 shares have been designated as Class A voting common stock (Class A Common Stock), and 3,750,000 have been designated as Class B Common Stock (collectively, Common Stock).

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

6. Common Stock Continued
Voting Rights
Each outstanding share of Class A Common Stock shall be entitled to one (1) vote on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall not be entitled to a vote on any matter to be voted on by the stockholders of the Company, unless specifically required by the Delaware General Corporation Law.

Liquidation Rights
The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available therefore.

Identical Rights
Holders of the Class B Common Stock shall rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

7. Related Party Transactions
The Company has a marketing services contract with an entity owned by one of the Company’s officers and stockholders. During 2018 and 2017, the Company incurred expenses of $546,320 and $600,911, respectively, to the related party for marketing services. As of December 31, 2018 and 2017, the Company had outstanding accounts payable to an entity owned by one of the Company's officers and stockholders of approximately $68,000 and $210,000, respectively. As of December 31, 2018 and 2017, the Company had a note receivable to an entity owned by one of the Company’s officers and stockholders of approximately $100,000 and $0, respectively.

8. Income Taxes	The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows:

	2018	2017

Federal income tax at statutory rates	$(60,113)	$(2,285,448)
State income tax at statutory rates	(7,652)	(220,024)
Change in valuation allowance	48,855	829,348
Change in statutory rates	–	1,659,023
Other	19,010	17,201

	$100	$100

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

8. Income Taxes Continued	Significant components of the Company’s net deferred income tax assets (liabilities) are as follows as of December 31:

	2018	2017

Net operating loss carryforwards	$2,255,076	$2,055,577
Depreciation and amortization	44,294	42,873
Accrual to cash adjustments	1,088,144	1,241,306
Accruals and reserves	12,970	11,873
Valuation allowance	(3,400,484)	(3,351,629)

	$–	$–

As of December 31, 2018, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $9,038,000 which will begin to expire in 2036. The portion of the NOL carryforward relating to periods prior to January 1, 2018 for federal income tax purposes totaled approximately $8,239,000 and will expire during the years 2036 and 2037. The portion of the NOL carryforward relating to periods subsequent to January 1, 2018 for federal income tax purposes total approximately $799,000 and can be carried forward indefinitely.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.” In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.
9. Subsequent Events
On January 2, 2019, the Company sold its wholly-owned subsidiary VAS Portal, LLC to a related party for $1. Almost no activity occurred in VAS Portal, LLC from the date of its organization through January 2, 2019. The Company also loaned VAS Portal, LLC $100,000 on January 2, 2019 in the form of a promissory note, with interest at 2.89% and due on January 2, 2020. A call option agreement was entered in which the Company has the right to purchase all of the membership interest of VAS Portal, LLC back from the related party for $1 at any time beginning upon (i) the occurrence of the confirmation of the plan for reorganization by the bankruptcy court or (ii) the termination of the litigation against Disney et al and the bankruptcy proceeding, and ending one year following the latest to occur of the foregoing.

The restriction on restricted cash was removed in February 2019; the restricted cash is no longer designated as a retainer for legal services.

Item 8. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-K.

Exhibit Number	Description

2.1	Certificate of Incorporation of VidAngel, Inc., as amended, incorporated by reference to Exhibit 2.1 of our Form 1-A filed on September 22, 2016
2.2	Bylaws of VidAngel, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2016
3.1	Investor Rights and Voting Agreement between VidAngel, Inc. and certain investors, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 22, 2016
3.2	Stockholders Agreement between VidAngel, Inc. and the Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on October 6, 2016
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2016
6.1	Employment Agreement between VidAngel, Inc. and David Quinto, incorporated by reference to Exhibit 6.1 of our Form 1-A filed on September 22, 2016
6.2	Promotion and Marketing Services Agreement between VidAngel, Inc. and Harmon Brothers LLC incorporated by reference to Exhibit 6.2 of our Form 1-A filed on September 22, 2016
8.1	Escrow Agreement between Issuer Direct, Inc. and VidAngel, Inc., incorporated by reference to Exhibit 8.1 of our Form 1-A filed on September 22, 2016.

VIDANGEL, INC.
Notes to Consolidated Financial Statements
Continued
December 31, 2018 and 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on April 30, 2019.

VidAngel, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	April 30, 2019
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	April 30, 2019
Patrick Reilly	(Principal Financial and Accounting Officer)

/s/ Dalton Wright	Director	April 30, 2019
Dalton Wright

/s/ Paul Ahlstrom	Director	April 30, 2019
Paul Ahlstrom